FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: September 28, 2004**

NEWS RELEASE 04-06

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

CR PROPERTY EXPLORATION UPDATE

Manson Creek Resources Ltd. is pleased to announce the results of its August 2004 exploration program at the CR Property 17 km southwest of Houston, British Columbia. Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing.

A large zone of porphyry Cu-Mo mineralization had historically been outlined at the South porphyry zone associated with an east-west trending zone of porphyritic intrusions. The South zone mineralized porphyry has now been mapped over 700 meters in length by 100 to 180 meters in width. Historic drill results from exploration programs in 1966 and 1967 encountered numerous mineralized intervals within the porphyry, with grades of 0.25 to 0.36% copper and 0.03 to 0.038% molybdenum.

The 2004 field program, conducted from August 11th to the 28th, included geologic mapping, 412 meters of backhoe trenching, rock and soil sampling, and a ground magnetometer survey. A total of 172 rock and 510 soil samples were collected and analyzed by ALS Chemex in Vancouver. Trenches encountered significant mineralized intervals in the porphyry complex including 30 meters grading 0.12% copper and 0.036% molybdenum and 18 meters grading 0.25% copper and 0.031% molybdenum in continuous representative chip sampling. All trenches in the South porphyry zone were dug into partially oxidized rocks over the porphyry and confirmed the presence of large zones of low-grade porphyry copper-molybdenum-gold mineralization with locally higher grades that compare well with present day operating mines in North America.

Manson Creek is pleased to report that a large prospective soil geochemical and geophysical anomaly, called the Burn anomaly, has been identified in a shallow covered area immediately west of, and on strike with, the South porphyry zone. The Burn anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly that is interpreted to reflect an unexposed intrusive body. Manson considers that a buried intrusive body with higher grades than the ones previously documented at the south zone may be the source of the geochemical anomaly and that it provides a strong target for further testing.

Two coincident soil geochemical and geophysical anomalies have also been identified at the North zone. One anomaly is centered over outcrops of porphyritic intrusion where past shallow drill holes have encountered grades of 0.1 to 0.39% Cu, and consists of a 225 by 60 meter zone with Cu in soils greater than 250 ppm. With the exception of 2 shallow (less than 24 meters depth) narrow diameter X-ray core holes this anomaly has not been drill tested previously. A similar anomaly is located 200 meters to the northeast and contains a 400 by 60 meter zone with Cu in soils greater than 100 ppm.

Manson Creek is very encouraged by the results of its first phase of exploration at the CR property. The program has confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high-priority exploration target at the Burn anomaly.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Dr. Shane Ebert, Ph.D, P.Geo. The work program was carried out with the participation of Dr. Ebert and Mr. Brent Gonek, B.Sc, Geology, consultants to the Company.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: September 28, 2004**

NEWS RELEASE 04-06

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

CR PROPERTY EXPLORATION UPDATE

Manson Creek Resources Ltd. is pleased to announce the results of its August 2004 exploration program at the CR Property 17 km southwest of Houston, British Columbia. Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing.

A large zone of porphyry Cu-Mo mineralization had historically been outlined at the South porphyry zone associated with an east-west trending zone of porphyritic intrusions. The South zone mineralized porphyry has now been mapped over 700 meters in length by 100 to 180 meters in width. Historic drill results from exploration programs in 1966 and 1967 encountered numerous mineralized intervals within the porphyry, with grades of 0.25 to 0.36% copper and 0.03 to 0.038% molybdenum.

The 2004 field program, conducted from August 11th to the 28th, included geologic mapping, 412 meters of backhoe trenching, rock and soil sampling, and a ground magnetometer survey. A total of 172 rock and 510 soil samples were collected and analyzed by ALS Chemex in Vancouver. Trenches encountered significant mineralized intervals in the porphyry complex including 30 meters grading 0.12% copper and 0.036% molybdenum and 18 meters grading 0.25% copper and 0.031% molybdenum in continuous representative chip sampling. All trenches in the South porphyry zone were dug into partially oxidized rocks over the porphyry and confirmed the presence of large zones of low-grade porphyry copper-molybdenum-gold mineralization with locally higher grades that compare well with present day operating mines in North America.

Manson Creek is pleased to report that a large prospective soil geochemical and geophysical anomaly, called the Burn anomaly, has been identified in a shallow covered area immediately west of, and on strike with, the South porphyry zone. The Burn anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly that is interpreted to reflect an unexposed intrusive body. Manson considers that a buried intrusive body with higher grades than the ones previously documented at the south zone may be the source of the geochemical anomaly and that it provides a strong target for further testing.

Two coincident soil geochemical and geophysical anomalies have also been identified at the North zone. One anomaly is centered over outcrops of porphyritic intrusion where past shallow drill holes have encountered grades of 0.1 to 0.39% Cu, and consists of a 225 by 60 meter zone with Cu in soils greater than 250 ppm. With the exception of 2 shallow (less than 24 meters depth) narrow diameter X-ray core holes this anomaly has not been drill tested previously. A similar anomaly is located 200 meters to the northeast and contains a 400 by 60 meter zone with Cu in soils greater than 100 ppm.

Manson Creek is very encouraged by the results of its first phase of exploration at the CR property. The program has confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high-priority exploration target at the Burn anomaly.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Dr. Shane Ebert, Ph.D, P.Geo. The work program was carried out with the participation of Dr. Ebert and Mr. Brent Gonek, B.Sc, Geology, consultants to the Company.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: September 28, 2004**

NEWS RELEASE 04-06

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

CR PROPERTY EXPLORATION UPDATE

Manson Creek Resources Ltd. is pleased to announce the results of its August 2004 exploration program at the CR Property 17 km southwest of Houston, British Columbia. Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing.

A large zone of porphyry Cu-Mo mineralization had historically been outlined at the South porphyry zone associated with an east-west trending zone of porphyritic intrusions. The South zone mineralized porphyry has now been mapped over 700 meters in length by 100 to 180 meters in width. Historic drill results from exploration programs in 1966 and 1967 encountered numerous mineralized intervals within the porphyry, with grades of 0.25 to 0.36% copper and 0.03 to 0.038% molybdenum.

The 2004 field program, conducted from August 11th to the 28th, included geologic mapping, 412 meters of backhoe trenching, rock and soil sampling, and a ground magnetometer survey. A total of 172 rock and 510 soil samples were collected and analyzed by ALS Chemex in Vancouver. Trenches encountered significant mineralized intervals in the porphyry complex including 30 meters grading 0.12% copper and 0.036% molybdenum and 18 meters grading 0.25% copper and 0.031% molybdenum in continuous representative chip sampling. All trenches in the South porphyry zone were dug into partially oxidized rocks over the porphyry and confirmed the presence of large zones of low-grade porphyry copper-molybdenum-gold mineralization with locally higher grades that compare well with present day operating mines in North America.

Manson Creek is pleased to report that a large prospective soil geochemical and geophysical anomaly, called the Burn anomaly, has been identified in a shallow covered area immediately west of, and on strike with, the South porphyry zone. The Burn anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly that is interpreted to reflect an unexposed intrusive body. Manson considers that a buried intrusive body with higher grades than the ones previously documented at the south zone may be the source of the geochemical anomaly and that it provides a strong target for further testing.

Two coincident soil geochemical and geophysical anomalies have also been identified at the North zone. One anomaly is centered over outcrops of porphyritic intrusion where past shallow drill holes have encountered grades of 0.1 to 0.39% Cu, and consists of a 225 by 60 meter zone with Cu in soils greater than 250 ppm. With the exception of 2 shallow (less than 24 meters depth) narrow diameter X-ray core holes this anomaly has not been drill tested previously. A similar anomaly is located 200 meters to the northeast and contains a 400 by 60 meter zone with Cu in soils greater than 100 ppm.

Manson Creek is very encouraged by the results of its first phase of exploration at the CR property. The program has confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high-priority exploration target at the Burn anomaly.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Dr. Shane Ebert, Ph.D, P.Geo. The work program was carried out with the participation of Dr. Ebert and Mr. Brent Gonek, B.Sc, Geology, consultants to the Company.

"Jean Pierre Jutras"

Jean Pierre Jutras
President
